FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CORUS GROUP plc
(Translation of Registrant's Name Into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 16 August 2002 **By** [signature]

Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator

News release

16 August 2002
Ref:131

CORUS SELLS ITS 20 PER CENT STAKE IN ALOUETTE FOR US$165m (£108m)

Corus Group plc ("Corus") announces that it has agreed to sell its entire 20 per cent. interest in the Aluminerie Alouette smelter ("Alouette") in Sept-Iles, Quebec (Canada), to Alcan Inc. ("Alcan") for US$165m (£108m approx.) in cash. In addition, Corus will receive at completion a consideration for working capital.

The sale, which is subject to approval by the Canadian competition authorities, is expected to complete during September 2002.

Commenting on the sale, Tony Pedder, Chief Executive of Corus said: "The sale of our interest in Alouette represents the first step in the divestment process of our aluminium businesses as announced in March this year, which will enable the Group to focus its activities on carbon steels. We expect to sell our remaining aluminium interests before the end of 2002 as scheduled."

Under UK GAAP, Alouette contributed a pre-tax profit of £9.2m to the Corus results for the year ending 29 December 2001. The net assets attributable to Alouette as at 29 December 2001 were £53.7m (which includes £7.3m of working capital).

Notes to Editors:

1. Alouette is one of the world's lowest cost aluminium smelters and is presently owned by Corus (20%), Alcan (20%), Norsk Hydro (20%), Austria Metall (20%), Marubeni (6.67%) and SGF (13.33%).
2. The exchange rate used in this announcement is US$1.53 per £1.
3. Enquiries:

Corus Corporate Relations		+44 (0) 20 7717 4502/4505
Corus Investor Relations		+44 (0) 20 7717 4503/4504
Credit Suisse First Boston	Stuart Upcraft	+44 (0) 20 7888 8888
	Hugh Richards	+44 (0) 20 7888 8888

END

Corus
30 Millbank